EXHIBIT 11.

                OPTICAL COATING LABORATORY, INC. AND SUBSIDIARIES

                        COMPUTATION OF EARNINGS PER SHARE
                  (Dollars in thousands, except per share data)
                                   (Unaudited)


                                  Three Months Ended      Nine Months Ended
                                  July 28,   July 31,     July 28,  July 31,
                                   1996       1995         1996      1995
PRIMARY SHARES:

Average common shares outstanding   9,691     9,134        9,588     9,044
Common equivalent shares
  outstanding                         859       423         691        277
                                   10,550     9,557      10,279      9,321

Net income                          2,033     2,131       4,844      5,953
Dividend on preferred stock          (240)     (222)       (720)      (222)
Net income applicable to
  common stock                     $1,793    $1,909      $4,124    $ 5,731

Net income per common and common
  equivalent share, primary         $ .17    $ .20       $ .40    $    .61

FULLY DILUTED SHARES:

Average common shares outstanding    9,691   9,134       9,588      9,044
Common equivalent shares               859     554         709        364
Potential dilution of convertible
 redeemable preferred stock          1,143   1,068       1,143        356
                                    11,693  10,756      11,440      9,764

Net income                           1,793   1,909       4,124      5,731
Add back dividend on preferred stock   240     222         720        222
Net income for calculating fully
 diluted earnings per share         $2,033  $2,131      $4,844     $5,953

Net income per common and common
  equivalent share, fully diluted  $   .17  $  .20      $  .42     $  .61



Fully diluted earnings per common and common equivalent share do not result in dilution of three percent or more or are anti-dilutive and, therefore, are not separately presented in the consolidated statements of income.